NewHold Investment Corp. III
52 Vanderbilt Avenue
Suite 2005
New York, NY 10017

VIA EDGAR

February 25, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	NewHold Investment Corp. III
Registration Statement on Form S-1
File No. 333-284114

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NewHold Investment Corp. III hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Thursday, February 27, 2025, or as soon thereafter as practicable.

Very truly yours,

/s/ Kevin Charlton
Kevin Charlton, Chief Executive Officer